National Instrument 51-102

Section 4.9

NOTICE OF CHANGE IN CORPORATE STRUCTURE

1.	Name of the parties to the transaction

Crosshair Energy Corporation (“Crosshair”)

2.	Description of the transaction

Crosshair changed its name from Crosshair Exploration & Mining Corp. to Crosshair Energy Corporation (the “Name Change”)

3.	Effective date of the transaction

October 28, 2011.

4.	Names of each party, if any, that ceased to be a reporting issuer subsequent to the transaction and each of the continuing entity

N/A

5.	Date of the reporting issuer's first financial year-end subsequent to the transaction

N/A

6.
The periods, including the comparative periods, if any, of the interim and annual financial statements required to be filed for the reporting issuer's first financial year subsequent to the transaction

N/A

7.	Documents filed under this Instrument describing the transaction

N/A

   Dated at Vancouver, British Columbia, this 31st day of October, 2011.

CROSSHAIR ENERGY CORPORATION Per: “Sheila Paine” (signed) Corporate Secretary